77C: Submission of matters to a vote of security holders

At a special meeting of all shareholders of Small Cap Premium and Dividend Fund, Inc. held on September 15, 2006, the results were as follows:

PROPOSAL 1.

     To approve a contingent subadvisory agreement between the Fund’s Advisor and BlackRock Advisors (the “BlackRock Subadvisor”).  With respect to Proposal 3, the shares of the Fund were voted as follows:

For

Against

Abstain

8,449,370

264,827

359,517